*...commitment to innovation and service excellence*

# SECOND QUARTER REPORT

For the six months ended June 30, 2005

TESCO

...commitment to innovation an SECOND QUARTER REPORT For the six months ended June 30, 2005 TESCO

CORPORATE PROFILE
TESCO Corporation is a global leader in the design and delivery of technology based solutions for the drilling industry. The Corporation’s mandate is to change the way people drill wells by delivering safer and more cost effective solutions that add real value through reduced drilling and production costs. TESCO’s philosophy of reducing risk to personnel and assets — both surface and downhole — and increasing operational efficiencies is sustained on a foundation of technical innovation and superior customer service. Working around the world, TESCO continues to set new standards in drilling technology.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
The following is a summary of selected consolidated financial information of the Corporation for the periods indicated:

Quarters ended	06/30/05	03/31/05	12/31/04	09/30/04	12/31/04

(millions of dollars)

Revenues	51.6	54.5	45.5	45.8	38.9
Operating income(1)	4.3	8.8	2.0	3.2	(0.7)
Financial income (expense)	1.2	(0.1)	(2.2)	(1.5)	(1.0)
Restructuring and other exceptional items	0.5	0.2	(4.9)	—	—
Pre-tax earnings (loss)	6.0	9.0	(5.1)	1.7	(1.7)
Income taxes	2.3	3.6	2.2	0.7	(0.3)
Net income (loss)	3.7	5.4	(7.2)	1.0	(1.4)

Basic and diluted net earnings (loss) ($ per share)	$0.11	$0.15	$(0.21)	$0.03	$(0.04)

Total assets	287.1	282.3	278.7	326.7	318.5

Debt	11.6	16.4	17.9	65.2	69.3
Cash	18.5	16.9	18.9	56.0	56.1

Net debt	(6.9)	(0.5)	(1.0)	9.2	13.2

Shareholders’ equity	232.1	226.9	219.0	224.9	221.5

Segment information
Revenues
- Top Drives	33.9	37.6	28.4	31.0	23.8
- Casing Services	17.7	16.9	17.7	14.8	15.1

	51.6	54.5	45.5	45.8	38.9

Operating income
- Top Drives	9.5	10.9	3.8	5.7	3.8
- Casing Services	3.7	4.7	3.3	2.9	0.8
- Corporate and other	(8.9)	(6.7)	(5.1)	(5.4)	(5.3)

	4.3	8.8	2.0	3.2	(0.7)

(1) Operating income is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that, in addition to Net income (loss), this measure is a useful supplemental measure of the Corporation’s operating performance. Investors are cautioned that Operating income should not be construed as an alternative to Net income (loss) determined in accordance with GAAP as an indicator of TESCO’s performance. TESCO’s method of calculating Operating income may differ from other companies and, accordingly, not be comparable to similar measures used by other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS
This discussion of the Corporation’s financial results, position and prospects is based on information available at July 28, 2005 and should be read in conjunction with the unaudited consolidated financial statements of the Corporation for the three months ended June 30, 2005 and 2004.
Results of Operations
Overview
TESCO organizes its activities into two businesses, Top Drives and Casing Services, and the Corporations’s financial and operating data are presented consistent with that structure. The Top Drive business comprises top drive sales, top drive rentals and after market sales and service. The Casing Services business includes CASING DRILLING® and Casing Running, as well as downhole tool rental and accessory sales.
Quarters and Six Months Ended June 30, 2005 and 2004
TESCO’s second quarter performance improved compared to last year, with strong oil and gas drilling activity contributing to a favorable economic climate. The Corporation continued to pursue its strategy of growing our Casing Services business while improving focus on the core Top Drive product line. Revenue increased by $12.7 million, to $51.6 million, an improvement of 32.7% compared to second quarter 2004. Exchange rates impact reported results because most of the Corporation’s revenue outside Canada is denominated in US dollars and translated into Canadian dollars at the exchange rate in effect for the period. The average exchange rate for second quarter 2005 was $1.24 compared to $1.35 in second quarter 2004.
Segment Review
TOP DRIVE BUSINESS

For the Quarter Ended June 30	2005		2004

		% of		% of
	$000	revenue	$000	revenue

Revenues
- sales and after market support	12,608	37	7,339	31
- rental operations	21,306	63	16,424	69

- Total revenues	33,914	100	23,763	100

Operating income	9,498	28	3,821	16

Top Drive revenue totaled $33.9 million in the second quarter of 2004 compared to $23.8 million a year ago, an increase of 42%. The total number of top drive units sold were 133% higher in 2005; the year on year difference is due to four more used unit sales in 2005.
Top Drive operating income for the second quarter of 2005 was $9.5 million, compared to $3.8 million for the second quarter of 2004.
TESCO CORPORATION
2005 SECOND QUARTER REPORT

For the Six Months Ended June 30	2005		2004

		% of		% of
	$000	revenue	$000	revenue

Revenues
- sales and after market support	29,136	41	22,093	37
- rental operations	42,326	59	37,575	63

- Total revenues	71,462	100	59,668	100

Operating income	17,606	24.6	9,460	16

Top Drive revenue for 2005 year-to-date is $71.5 million, an increase of 19.7% over the comparable period last year. The number of units delivered in the first half of 2005 is up 78% compared to 2004. The Company received total bookings for 42 top drives in the first half of 2005 and the backlog of undelivered top drives was 31 as of June 30, 2005.

CASING SERVICES BUSINESS

For the Quarter Ended June 30	2005		2004

		% of		% of
	$000	revenue	$000	revenue

Revenues	17,681	100	15,109	100

Operating income	3,670	20.7	815	5.4

Casing Services revenue in the second quarter of 2005 was $17.7 million compared to $15.1 million in second quarter 2004, an increase of $2.6 million (17%). The 2005 results primarily reflect higher activity and prices for proprietary Casing Running services and CASING DRILLING® operations. Operating income in second quarter 2005 was $3.7 million, compared to $0.8 million in the comparable quarter of 2004 reflecting the flow-through of increased activity and higher prices.
CASING SERVICES BUSINESS

For the Six Months Ended June 30	2005		2004

				% of		% of
	$000			revenue	$000	revenue

Revenues		34,589		100	27,999	100

Operating income		8,363		24.2	2,298	8.2

For the first six months of 2005, revenue for Casing Services was $34.6 million, an increase over last year of $6.6 million (23.5%). Operating income improved in 2005 to 24.2% of revenue from last year’s 8.2%.
Corporate and Other Items
Research and Engineering expense — Product development expense for the second quarter of 2005 was $1.2 million, $0.3 million less than the same quarter last year. Product development activity in 2005 remains focused on the commercialization and enhancement of existing proprietary technologies.
Sales and Marketing expense — Sales and marketing expense of $1.8 million in second quarter 2005 decreased by $0.1 million from the comparable quarter in 2004.
TESCO CORPORATION
2005 SECOND QUARTER REPORT

General and Administrative expense — G&A expense of $5.4 million in second quarter 2005 increased by $2.1 million compared to 2004. This increase reflects the addition of senior management personnel late in 2004, Sarbanes-Oxley compliance expenses incurred in 2005 and higher insurance, consultancy and bonus compensation accruals in 2005.
Stock Compensation expense — Stock compensation expense was $1.2 million in the second quarter of 2005 compared to $0.5 million the same period in 2004. This primarily reflects the increase in additional option grants since June 30, 2004, and the forfeiture of options in second quarter 2004 by certain departing executives.
Financial (Income) Expense

	Quarter ended June 30		Six Months ended June 30

	2005	2004	2005	2004

Interest income	(107)	(241)	(243)	(439)
Interest expense	238	1,156	465	2,542
Net interest expense	131	915	222	2,103

Foreign exchange (gain) loss	(1,381)	(78)	(1,417)	133
Other financial items	43	137	80	218

	(1,207)	974	(1,115)	2,454

Interest income for the second quarter decreased compared to the same period last year as a result of decreases in the Corporation’s interest earning cash balances. The reduction in interest expense is the result of the Corporation retiring its Senior Notes in October 2004. Net foreign exchange gains occurred in the first half of 2005 due to a strengthening of the US dollar since year end 2004.
Income Taxes
The Corporation recorded a tax expense of $2.3 million for the second quarter on pre-tax earnings of $6.0 million, an overall effective corporate tax rate of 38.3%. This compares to a tax credit of $(0.3) million for the comparable quarter of 2004 when the company posted a pre-tax loss. The effective tax rate is influenced by a number of factors, including different tax rates in the jurisdictions in which the Corporation operates and the non-deductibility of certain expenses, principally stock compensation expense.
Liquidity and Capital Resources
The Corporation has $18.5 million in cash at June 30, 2005 compared to debt of $11.6 million, resulting in cash, net of debt, of $6.9 million. At June 30, 2004, the Corporation had debt of $69.3 million and cash of $56.1 million resulting in net debt of $13.2 million. In October 2004, the Corporation repaid in full its US $46.5 million senior notes. Management believes that existing cash and available credit facilities, together with expected operating cash flows, will be sufficient to fund the Corporation’s planned operating and capital expenditures for 2005. The Corporation has a capital expenditure forecast for full year 2005 of approximately $21 million, of which the largest component is targeted for casing running equipment.
TESCO CORPORATION
2005 SECOND QUARTER REPORT

Financial Instruments and Contractual Commitments
There have been no material changes that would affect the Corporation’s disclosures relating to financial instruments and contractual commitments made in its most recent annual Management Discussion and Analysis.
Outlook
The Corporation remains focused on its strategy to grow the company through the expansion of Casing Services and continued commitment to its core Top Drive business. TESCO continues to evaluate potential acquisitions that would help leverage its proprietary technology.
TESCO CORPORATION
2005 SECOND QUARTER REPORT

Consolidated Balance Sheets
At June 30, 2005 and December 31, 2004
(Thousands of Canadian Dollars)
Unaudited

		June 30,	December 31,
	NOTES	2005	2004

ASSETS
CURRENT ASSETS
Cash and short term deposits		$18,523	$18,879
Accounts receivable
- trade		46,368	37,913
- prepaid and other		5,619	3,027
Income taxes recoverable		2,458	4,074
Inventories		40,287	33,999
Future income taxes		5,979	6,071

Total Current Assets		119,234	103,963

Property, plant and equipment		121,585	127,043
Property held for sale	7	252	1,027
Investment		7,830	7,830
Goodwill and other intangibles		17,866	18,364
Future income taxes		13,806	15,636
Other assets		6,550	4,869

Total Assets		$287,123	$278,732

LIABILITIES
CURRENT LIABILITIES
Bank borrowings		$9,192	$12,036
Accounts payable and accrued liabilities		32,244	29,543
Current portion of long term debt	5	2,371	3,095

Total Current Liabilities		43,807	44,674

Long term debt	5	—	2,808
Future income taxes		11,168	12,271

Total Liabilities		54,975	59,753

Contingency	8

SHAREHOLDERS’ EQUITY
Share capital	4	159,268	157,237
Contributed surplus		6,833	4,741
Retained earnings		66,047	57,001

Total Shareholders’ Equity		232,148	218,979

Total Liabilities & Shareholders’ Equity		$287,123	$278,732

TESCO CORPORATION
2005 SECOND QUARTER REPORT

Consolidated Statements of Earnings and Retained Earnings
Three and Six Months Ended June 30, 2005 and 2004
(Thousands of Canadian Dollars)
Unaudited

		Three months		Six months
	NOTES	2005	2004	2005	2004

REVENUES		$51,595	$38,872	$106,051	$87,667

EXPENSES
Cost of sales and services	2	37,693	32,439	74,882	72,663
Research and engineering		1,207	1,462	2,244	2,578
Sales and marketing		1,847	1,919	3,956	3,423
General and administrative	2	5,366	3,291	9,765	6,651
Stock compensation		1,210	484	2,092	1,138

		47,323	39,595	92,939	86,453

Operating income		4,272	(723)	13,112	1,214
Financial expense	3	(1,207)	974	(1,115)	2,454

Earnings from operations before restructuring and other exceptional items		5,479	(1,697)	14,227	(1,240)

Restructuring and other exceptional items	7	(519)	—	(758)	—

Earnings before income taxes		5,998	(1,697)	14,985	(1,240)

Income taxes
Current		3,404	4,805	5,119	4,905
Future		(1,100)	(5,064)	820	(4,787)

		2,304	(259)	5,939	118

Net earnings for the period		3,694	(1,438)	9,046	(1,358)
Retained earnings, beginning of period		62,353	64,570	57,001	64,570

Retained earnings, end of period		$66,047	$63,132	$66,047	$63,212

Earnings per share:
Basic		$0.11	$(0.04)	$0.26	$(0.04)
Diluted		$0.10	$(0.04)	$0.26	$(0.04)
Weighted average number of shares:
Basic		35,149,780	34,721,130	35,102,097	34,716,963
Diluted		35,312,522	34,721,130	35,279,095	34,716,963
TESCO CORPORATION
2005 SECOND QUARTER REPORT

Consolidated Statements of Cash Flows
Three and Six Months Ended June 30, 2005 and 2004
(Thousands of Canadian Dollars)
Unaudited

		Three months		Six months
	NOTES	2005	2004	2005	2004

OPERATING ACTIVITIES
Net earnings for the period		$3,694	$(1,438)	$9,046	$(1,358)
Adjusted for items not involving funds:
Stock compensation expense		1,210	485	2,092	1,138
Future income taxes		(1,100)	(5,064)	820	(4,787)
Depreciation and amortization		4,990	4,632	9,417	9,447
Amortization of financial items		—	22	—	44
(Gain) loss on disposal of rental top drives and other plant and equipment		(2,069)	374	(4,594)	570
Gain on sale of property held for sale		(519)	—	(758)	—
Foreign exchange (gains) losses		476	752	426	962

		6,682	(237)	16,449	6,016
Changes in non-cash balances affecting operations	6	(1,598)	7,375	(13,018)	1,409

		5,084	7,138	3,431	7,425

INVESTING ACTIVITIES
Additions to property, plant and equipment		(5,680)	(2,911)	(7,894)	(3,952)
Proceeds on sale of property, plant and equipment		4,472	8	9,025	316
Proceeds on sale of property held for sale		2,114	—	2,789	—
Purchase of Bo Gray assets		—	(134)	—	(134)
Other assets:
- payments		(1,372)	40	(2,295)	(539)
- receipts		193	2,991	1,245	2,991

		(273)	(6)	2,870	(1,318)
Decrease in accounts payable from:
Purchase of Bo Gray assets		—	—	(3,468)	(3,334)

		(273)	(6)	(598)	(4,652)

FINANCING ACTIVITIES
Repayments of debt		(4,902)	(222)	(6,725)	(442)
Issue of share capital		378	105	2,031	175

		(4,524)	(117)	(4,694)	(267)

Effect of foreign exchange gains on cash balances		1,370	832	1,505	1,491

Decrease in cash and cash equivalents		1,657	7,847	(356)	3,997
Net cash and cash equivalents, beginning of period		16,866	48,225	18,879	52,075

Net cash and cash equivalents, end of period		$18,523	$56,072	$18,523	$56,072

Cash is comprised of:
Bank balances		$18,523	$20,319	$18,523	$20,319

Money market instruments		—	35,753	—	35,753

		$18,523	$56,072	$18,523	$56,072

TESCO CORPORATION
2005 SECOND QUARTER REPORT

Notes To The Consolidated Financial Statements
Six months ended June 30, 2005 and 2004
(Thousands of Canadian Dollars)
Unaudited
1. Accounting Policies
These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Corporation’s audited consolidated financial statements for the year ended December 31, 2004.
2. Depreciation and Amortization
Depreciation and amortization expense is included in the consolidated statement of earnings as follows:

	Three months		Six months
	2005	2004	2005	2004

Cost of sales and services	$4,591	$4,135	$8,597	$8,456
General and administrative expense	399	497	820	991

	$4,990	$4,632	$9,417	$9,447

3. Financial (Income) Expense

	Three months		Six months
	2005	2004	2005	2004

Interest income	$(107)	$(241)	$(243)	(439)
Interest expense	238	1,156	465	2,542
Foreign exchange (gain) loss	(1,381)	(78)	(1,417)	133
Other financial items	43	137	80	218

	$(1,207)	$974	$(1,115)	$2,454

4. Share Capital

	2005		2004
Issued common shares:	# of shares	$	# of shares	$

Balance, January 1	34,957,680	157,237	34,706,130	155,237
Issued for cash on exercise of options	183,700	1,653	10,000	70
Balance, March 31	35,141,380	158,890	34,716,130	155,307

Issued for cash on exercise of options	39,333	378	15,000	105
Balance, June 30	35,180,713	159,268	34,731,130	155,412

Stock options:
The Corporation recognizes a compensation expense in respect of options granted under its Stock Option Plan. Options outstanding and changes during the six months ended June 30, 2005 and 2004 are:

	2005		2004
		Average		Average
		exercise		exercise
	# of options	price	# of options	price

Balance, January 1	2,536,000	$14.01	2,097,700	$14.88
Granted	10,000	$14.39	—	$—
Exercised	(183,700)	$(8.99)	(10,000)	$(7.00)
Expired	(62,175)	$(14.21)	(3,350)	$(17.90)

Balance, March 31	2,300,125	$14.41	2,084,350	$14.91

Granted	700,500	$11.58	610,000	$9.89
Exercised	(39,333)	$(11.32)	(15,000)	$(7.00)
Expired	(141,925)	$(14.86)	(66,000)	$(14.40)

Balance, June 30	2,819,367	$13.73	2,613,350	$13.85

TESCO CORPORATION
2005 SECOND QUARTER REPORT

Details of options granted since January 1, 2005 and their estimated fair values, determined using the Black Scholes option-pricing model, are:

	Options	Exercise	Risk Free		Fair Value
Date of Grant	Granted	Price	Interest Rate	Volatility	($000s)

Mar 18/05	10,000	$14.39	4.17%	1	83
May 13/05	680,500	$11.52	3.84%	1	4,301
May 31/05	20,000	$13.58	4.09%	1	157
The Corporation has not recognized any compensation expense for options granted prior to January 1, 2003. If the Corporation had applied the fair value method of accounting for stock-based compensation for options granted in 2002, the pro forma effect of applying this method of accounting would have no effect on 2005 income for the three and six month period. However, results reported for 2004 would have reflected increased losses of $168 and $336, respectively, for the comparable three and six month period.
5. Long Term Debt

Components of long term debt are:	June 30,	December 31,
	2005	2004

US $3,760 lease obligation, bears interest at 4.59%, is repayable in monthly installments of US $58, and is secured by machinery and equipment with a net book value of $2,078.	$—	$3,512
US $2,125 demand mortgage payable, bears interest at 4.25%, is repayable in monthly installments of US $16, and is secured by specific land and buildings.	2,371	2,391

	2,371	5,903
Less: current portion due within one year	2,371	3,095

	$—	$2,808

On May 3, 2005 the remaining lease obligation was repaid by the Corporation.
6. Supplementary Cash Flow Information
a) Components of changes in non-cash balances affecting operations are:

	Three months		Six months
	2005	2004	2005	2004

Decrease (increase) in accounts receivable	$3,077	$10,300	$(11,047)	$665
Decrease (increase) in income taxes recoverable	(832)	1,135	1,616	14
Decrease (increase) decrease in inventories	(5,662)	(756)	(6,288)	3,672
Increase (decrease) in accounts payable and accrued liabilities	1,819	(3,304)	2,701	(2,942)

	(1,598)	7,375	$(13,018)	$1,409

b) Cash payments in respect of:

	Three months		Six months
	2005	2004	2005	2004

Interest	$252	$81	$465	$2,443
Income taxes	$3,386	$3,670	$4,809	$4,891
c) Cash receipts in respect of:

	Three months		Six months
	2005	2004	2005	2004

Interest	$120	$218	$243	$380
Income taxes	$—	$—	$2,250	$—
TESCO CORPORATION
2005 SECOND QUARTER REPORT

7. Property held for sale
In 2004, certain machining assets were identified as surplus and classified as property held for sale. During the first quarter, further machining assets with a net book value of $1,209 were identified as surplus and classified as property held for sale. Management wrote down these assets by $1,174 to their estimated net realizable value based on an independent appraisal in 2004. During the first quarter, proceeds of $675 were received on the sale of some of these assets and a recovery of $239 of the 2004 write down has been recorded based on the results of these and other sales occurring after the end of the quarter. During the second quarter a further $2,114 in proceeds were received. The resulting gain in this period of $519 has been included in restructuring and other exceptional items.
8. Contingency
Mexican tax exposure
An additional court decision regarding the 1996 Mexican tax reassessment was received on May 2, 2005 and appealed by TESCO. Management continues to believe that the amount of any financial exposure, if any, to the Corporation from existing or potential reassessments of its Mexican tax liabilities is not determinable.
Segment Information
Three and Six months ended June 30, 2005 and 2004
(Thousands of Canadian Dollars)
Unaudited
Commencing January 1, 2005, the Corporation has realigned the structure by which it delivers its services and products to its customers and has organized its activities into two businesses, Top Drives and Casing Services. The Top Drive business comprises top drive sales, top drive rentals and aftermarket sales and service. The Casing Services business includes CASING DRILLING® and casing running, as well as downhole tool rental and accessory sales.
The Top Drive and Casing Services businesses report their results of operations to the level of operating income. Certain functions, including research and engineering activities, certain sales and marketing activities and corporate management and administration, are provided centrally from the corporate office; the costs of these functions, together with stock compensation, net financial expense and income taxes, are not allocated to operating divisions. Assets are allocated to the Top Drive or Casing Services businesses to which they specifically relate; operations and manufacturing facilities are included in corporate assets.
Significant financial information relating to the segments follows:

Three months to:	June 30, 2005				June 30, 2004
			Corporate				Corporate
	Top	Casing	and		Top	Casing	and
	Drives	Services	Other	Total	Drives	Services	Other	Total

Revenues	33,914	17,681	—	51,595	23,763	15,109	—	38,872

Depreciation and amortization	2,010	2,581	399	4,990	2,098	2,054	480	4,632

Operating income	9,498	3,671	(8,897)	4,272	3,821	814	(5,358)	(723)

Financial income (expense)			1,207	1,207			(974)	(974)
Restructuring and other exceptional items			519	519				—

Income before taxes				5,998				(1,697)

Geographic source of revenues:
Canada				7,377				3,199
United States				31,942				25,011
Latin America				5,711				2,570
Other International				6,565				8,092

				51,595				38,872

TESCO CORPORATION
2005 SECOND QUARTER REPORT

Six months to:	June 30, 2005				June 30, 2004
			Corporate				Corporate
	Top	Casing	and		Top	Casing	and
	Drives	Services	Other	Total	Drives	Services	Other	Total

Revenues	71,462	34,589	—	106,051	59,668	27,999	—	87,667

Depreciation and amortization	4,019	4,578	820	9,417	4,582	3,907	958	9,447

Operating income	20,366	8,363	(15,617)	13,112	9,460	2,297	(10,543)	1,214

Financial (income) expense			1,115	1,115			(2,454)	(2,454)
Restructuring and other exceptional items			758	758				—

Income before taxes				14,985				(1,240)

Geographic source of revenues:
Canada				16,525				11,386
United States				60,380				44,603
Latin America				10,771				5,117
Other International				18,375				26,561

				106,051				87,667

TESCO CORPORATION
2005 SECOND QUARTER REPORT

CORPORATE INFORMATION DIRECTORS Fred J. Dyment1,2 Independent Businessman Calgary, Alberta GaryL.Kott1,3 Independent Businessman Montgomery, Texas WilliamS. Rice2,3 Chairman of the Board Bennett Jones LLP Calgary, Alberta Norman W. Robertson 1,3 Independent Businessman Calgary, Alberta Michael W. Sutherlin 2 Executive Vice President Joy Global Inc. Sewickley, Pennsylvania C. Thomas Weatherford 1 Independent Businessman Los Gatos, California Julio M. Quintana President and Chief Operating Officer TESCO Corporation Sugarland, Texas Robert M. Tessari Chief Executive Officer TESCO Corporation Calgary, Alberta 1. Audit Committee 2. Corporate Governance Committee 3. Compensation Committee OFFICERS Julio M. Quintana President and Chief Operating Officer Robert M. Tessari Chief Executive Officer Michael C. Kearney Executive Vice President and Chief Financial Officer Per G. Angman Senior Vice President Engineering and Manufacturing K. Evert Beierbach Senior Vice President Operations Nigel M. Lakey Vice President Marketing and Business Development Robert C. Van Walleghem General Counsel and Corporate Secretary BANKERS Bank of Nova Scotia Calgary, Alberta Sterling Bank Houston, Texas LEGAL COUNSEL Bennett Jones LLP Calgary, Alberta Gardere Wynne Sewell LLP Houston, Texas AUDITORS PricewaterhouseCoopers LLP Calgary, Alberta TRANSFER AGENTS Computershare Trust Company of Canada Calgary, Alberta Computershare Trust Company Denver, Colorado LOCATIONS TESCO Corporation (Corporate Headquarters) 6204 -6A Street S.E. Calgary, Alberta T2H 2B7 Tel: 403 692 5700 Fax: 403 692 5710 TESCO Operations (Manufacturing) 4930 — 74th Avenue S.E. Calgary, Alberta T2C 3C9 Tel: 403 692 5700 Fax: 403 692 5710 TESCO Corporation (US) 11330 Brittmoore Park Drive Houston, Texas 77041 Tel: 713 849 5900 Fax: 713 849 0075 TESCO Services Inc. 11330 Brittmoore Park Drive Houston, Texas 77041 Tel: 713 849 5900 Fax: 713 849 0075 TESCO Corporation Sucursal Mexico & TESCO Oilfield Services de Mexico Poniente 1 Sur Manzana L, Lote 2A y 2B Puerto I. Pesquero “Laguna Azul” 24140 Ciudad del Carmen, Campeche Mexico Tel: 011 52 938 382 7645 Fax: 011 52 938 384 2116 TESCO Corporation Sucursal Argentina Av. Belgrano 1217 6to Piso, Oficina 64 C1093AAA — Buenos Aires, Argentina Tel: 011 54114 384 0199 Fax: 011 54114 384 0191 TESCO Corporation Sucursal Venezuela Ave. Stadium, Centro Com. Judibana (CADA) 1er Piso, Local 8 Puerto la Cruz, Edo Anzoategui Venezuela Tel: 011 58 281 267 2931 Fax: 011 58 281 266 0790 PT TESCO Indonesia Ratu Plaza Office Tower 12th Floor, JI. Jend. Sudirman No. 9 Jakarta 10270 Indonesia Tel: 011 62 021 725 5454 Fax: 011 62 021 725 5352

TESCO CORPORATION 6204 — 6A Street S.E. Calgary, Alberta T2H 2B7 Tel: 403 692 5700 Fax: 403 692 5710 investor@tescocorp.com www.tescocorp.com Printed in Canada